SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 1999



                         Commission file number 33-14058



  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Michael Baker Corporation Employee Stock Ownership Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Michael Baker Corporation
         Airport Office Park, Building 3
         420 Rouser Road
         Coraopolis, PA 15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1999 AND 1998

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


Report of Independent Accountants


Financial Statements:

    Statements of Net Assets Available for Benefits -
      December 31, 1999 and 1998

    Statements of Changes in Net Assets Available for Benefits -
      Years Ended December 31, 1999 and 1998

    Notes to Financial Statements


Additional Information:*

    Schedule of Assets Held for Investment Purposes -
      December 31, 1999

    Schedule of Reportable Transactions -
      Year Ended December 31, 1999


















* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Michael Baker Corporation
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
-----------------------------
PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 13, 2000

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------

                                                        DECEMBER 31,
                                                     1999            1998

          ASSETS
Investments, at fair value:
  Investments in common stock of
    Michael Baker Corporation                    $ 23,808,516    $ 36,559,633
  Investments in mutual funds managed by
    Putnam Investments, Inc.                       77,592,519      54,339,202
  Participant loans (market value approximates
    cost)                                             249,998         118,029
                                                 ------------    ------------
      Total investments                           101,651,033      91,016,864
                                                 ------------    ------------
Receivables:
  Securities sold/accrued interest                      6,809         132,790
                                                 ------------    ------------
      Total receivables                                 6,809         132,790
                                                 ------------    ------------
      Total assets                                101,657,842      91,149,654
                                                 ------------    ------------

          LIABILITIES

Accounts Payable                                       11,192         112,881
                                                 ------------    ------------
      Total liabilities                                11,192         112,881
                                                 ------------    ------------
Net assets available for benefits                $101,646,650    $ 91,036,773
                                                 ------------    ------------

The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------

                                                    1999             1998
Additions to net assets attributed to:
  Investment income:
    Interest and dividends                      $  6,195,680     $  3,732,104
    Net appreciation (depreciation)
     in fair value of investments                 (1,665,087)       3,365,750
                                                -------------    -------------
     Total investment income                       4,530,593        7,097,854
                                                -------------    -------------

  Participant contributions                        9,205,299        6,985,999
  Employer contributions                           4,664,486        3,657,955
  Other                                                2,470               --
                                                -------------    -------------
     Total                                        13,872,255       10,643,954
                                                -------------    -------------
     Total additions                              18,402,848       17,741,808
                                                -------------    -------------

Deductions from net assets attributed to:
  Participant withdrawals                          7,101,485        6,256,322
  Rollovers                                          683,482               --
  Administrative fees                                  8,004            8,061
                                                -------------    -------------
     Total deductions                              7,792,971        6,264,383
                                                -------------    -------------
     Net increase                                 10,609,877       11,477,425
                                                -------------    -------------

Net assets available for benefits:
  Beginning of year                               91,036,773       79,559,348
                                                -------------    -------------
  End of year                                   $101,646,650     $ 91,036,773
                                                =============    =============

The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     GENERAL
     The following description of the Michael Baker Employee Stock Ownership Plan (the ESOP, or the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The ESOP is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (the Company) with an opportunity to accumulate additional retirement benefits as well as invest in Company stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     PARTICIPANT  ACCOUNTS
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     CONTRIBUTIONS
     Participants contribute to the ESOP through a Section 401(k) Employee Salary Redirection Election, whereby the participants may choose to have a percentage of their salaries (including commissions) withheld and contributed to the ESOP up to the annual limitation established by the Internal Revenue Service or 15 percent of the participant's salary. The maximum amount of a participant's salary which may be eligible for withholding for any Plan year cannot exceed $160,000. The ESOP also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.

     During 1998 and 1999, the Company acquired GeoResearch Inc. and Steen Production Service, Inc., respectively. During 1999, the eligible participants made rollover contributions to the Plan of approximately $1.6 million.

     COMPANY MATCHING CONTRIBUTIONS
     Under the provisions of the Plan, the Company will make a matching contribution to the participants' accounts in an amount of 100 percent of the first 5 percent and 50 percent of the next 1 percent of eligible salary contributed by each participant. Salary amounts over the 6 percent limit are not required to be matched by the Company. Effective January 1, 1999, 25 percent of the matching contribution is invested in the Company's Common Stock or Series B Common Stock and 75 percent is invested in accordance with the participants' investment elections for participant contributions. From July 1, 1997, through December 31, 1998, 50 percent of the matching contribution was invested in the Company's Common Stock or Series B Common Stock and 50 percent was invested in accordance with the participants' investment elections for participant contributions.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     The Board of Directors of the Company is authorized to make additional discretionary contributions to the ESOP from time to time. However, no discretionary contributions were made in 1999 or 1998.

     VESTING
     Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' ESOP accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100 percent vested and nonforfeitable at all times.

     All Company matching contributions will become 100 percent vested upon attainment of 3 years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

     DISTRIBUTIONS
     The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution the participant or his or her beneficiary is entitled to is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding 5 years. Distributions may be made in cash and/or shares of common stock, at the discretion of the participant.

     PARTICIPANT LOANS
     A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. Participant loans may be obtained in the sole event of immediate and heavy financial need, where the participant lacks other available resources. Loan amounts shall not exceed the lesser of: (a) 50 percent of the participant's vested interest in the participant's account, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the Plan Administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 8.75 percent to 12.62 percent at December 31, 1999.

     FORFEITED ACCOUNTS
     At December 31, 1999 and 1998, forfeited nonvested accounts totaled $67,968 and $14,508, respectively. These accounts will be used to reduce future employer contributions. Also, in 1999 and 1998, employer contributions were reduced by $195,966 and $536,795, respectively, from forfeited nonvested accounts.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     COMMON STOCK
     The ESOP enables participating employees to acquire an equity interest in Michael Baker Corporation (the Company); as such, contributions to the ESOP can be invested in the Company's common stock (Common Stock and Series B Common Stock).

     The ESOP's investment in the Company's common stock comprises 2,370,262 (cost of $14,886,107) and 2,526,230 (cost of $15,455,695) shares of Common
     Stock and 1,223,477 (cost of $7,436,107) shares of Series B Common Stock at December 31, 1999 and 1998, respectively.

     INVESTMENT OPTIONS
     Each participant may direct Putnam Investments, Inc. (Putnam) to invest certain portions of his or her account in investment funds managed by Putnam. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), Putnam Voyager Fund (invests in diversified corporate stocks), Putnam Growth & Income Fund (invests in long-term growth stocks), George Putnam Fund of Boston (invests in diversified capital growth and current income stocks and bonds), Putnam Income Fund (invests in corporate bonds) and the Putnam Money Market Fund (invests in short-term money market securities). Contributions by participants cannot be further directed within the Michael Baker Common Stock Fund. Additionally, effective October 1, 1999, the following six new funds were added as investment options to the Plan: the Putnam Bond Index Fund (investment objective is to achieve a return that approximates the return of the Lehman Brothers Aggregate Bond Index), the Putnam Investors Fund (invests in large capitalization stocks), the Putnam S&P 500 Index (investment objective is to achieve a return that approximates the return of the S&P 500 Composite Stock Price Index) and the Putnam Asset Allocation Funds (includes the Growth Portfolio, which has a targeted portfolio structure designed to seek maximum growth of an investment over time, the Balanced Portfolio, which seeks total return for investors in their peak accumulation years and the Conservative Portfolio, which invests primarily in domestic fixed-income securities).

     PLAN ADMINISTRATION AND FEES
     The Company provides certain administrative and accounting services to the ESOP at no cost. In addition, the Company pays the cost of services provided to the ESOP by Putnam, legal counsel and independent accountants. Certain reasonable distributions and loan processing fees charged by Putnam are deducted from the respective participant account balances.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     Putnam Investments, Inc. (Putnam) performs the recordkeeping function for the ESOP and the records are maintained on a cash basis. The financial statements included herein include all material adjustments to record the financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     Certain plan investments are shares of mutual funds managed by Putnam. These transactions qualify as party-in-interest transactions.

     INVESTMENTS
     Investments are stated at fair value based upon quoted market values. The investment in common stock of the Company is stated at publicly-traded closing market values as of December 31, 1999 and 1998. As of December 31, 1999 and 1998, the ESOP owned approximately 42 percent and 44 percent, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the ESOP. The accompanying financial statements should be read in conjunction with the consolidated financial statements of the Company, which are included as
     Exhibit 13.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

     The difference between the cost and current market value of investments purchased since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period reported is included in the increase (decrease) in net appreciation (depreciation) in fair market value of investments in the Statements of Changes in Net Assets Available for Benefits.

     CONTRIBUTIONS
     Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participant's earnings.

     DISTRIBUTIONS
     Distributions to participants are recorded when paid.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     CONCENTRATION OF RISK
     Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

3.   INVESTMENTS

     The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at December 31, 1999:

                                                       DECEMBER 31,
                                                    1999           1998
     Michael Baker Common stock                 $ 15,702,984*  $ 24,630,743*
     Michael Baker Series B common stock           8,105,532*    11,928,881*
     Putnam Growth & Income Fund                  17,530,241     17,930,008
     George Putnam Fund of Boston                  9,740,456     10,458,263
     Putnam New Opportunities Fund                21,841,935     10,584,799
     Putnam Voyager Fund                          15,355,912      7,599,581
     Putnam International Growth Fund              5,316,795      2,513,034

[FN]
     *Nonparticipant-directed

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,665,087 as follows:

     Mutual funds                                              $  9,915,314
     Common stock                                               (11,580,401)
                                                               -------------
                                                               $ (1,665,087)
                                                               =============


4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                       DECEMBER 31,
                                                    1999          1998
     Net Assets:
       Common stock                             $ 23,804,133  $ 36,579,542
                                                ------------  ------------

                                                $ 23,804,133  $ 36,579,542
                                                ============  ============

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1999
     Changes in net assets:
       Contributions                                           $  2,108,667
       Rollovers                                                   (155,691)
       Dividends and interest                                         6,000
       Net appreciation(depreciation)                           (11,580,401)
       Benefits paid to participants                             (2,119,458)
       Transfers to participant-directed investments             (1,034,301)
       Fees                                                            (225)
                                                               -------------

                                                               $(12,775,409)
                                                               =============


5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500 at December 31:

                                                    1999          1998
     Net assets available for benefits per
       the financial statements                 $101,646,650   $ 91,036,773
     Amounts allocated to withdrawing
       participants                                     (982)       (72,285)
                                                -------------  -------------

     Net assets available for benefits per
       the Form 5500                            $101,645,668   $ 90,964,488
                                                =============  =============

     The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 at December 31, 1999:

     Distributions to participants per
       the financial statements                                $  7,101,485
       Add - Distributions to employees authorized
        but not paid as of December 31, 1999                            982
       Less - Distributions to employees authorized
        but not paid as of December 31, 1998                        (72,285)
                                                               -------------

     Distributions to employees per Form 5500                  $  7,030,182
                                                               =============

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

6.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 30, 1994, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.


7.   PLAN TERMINATION

     Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

--------------------------------------------------------------------------------

                                                   COST OF     CURRENT
 SHARES          DESCRIPTION                       ASSET       VALUE
--------------------------------------------------------------------------------

                *Michael Baker Corporation**
2,370,262        Common Stock                     $14,886,107 $ 15,702,984

                *Michael Baker Corporation**
1,223,477        Common Stock - Series B            7,436,107    8,105,532

  598,308       *George Putnam Fund of Boston                    9,740,456

  934,946       *Putnam Growth & Income Fund                    17,530,241

  277,479       *Putnam Income Fund                              1,764,768

  495,992       *Putnam Voyager Fund                            15,355,912

  240,127       *Putnam New Opportunities Fund                  21,841,935

  179,137       *Putnam International Growth Fund                5,316,795

5,036,730       *Putnam Money Market Fund                        5,036,730

    8,001       *Putnam Asset Allocation-Growth Portfolio          121,617

    2,970       *Putnam Asset Allocation-Balanced Portfolio         38,490

   10,840       *Putnam Asset Allocation-Conservative Portfolio    114,251

    7,181       *Putnam Bond Index Fund                             70,804

   11,489       *Putnam Investors Fund                             220,022

   12,607       *Putnam S&P 500 Index Fund                         440,498

    N/A         *Participant loans:
                 8.75% to 12.62%, due January 21,
                  2000 to September 12, 2014                       249,998
                                                              ------------
                                                              $101,651,033
                                                              ============

 * Party-in-interest.
** Nonparticipant directed.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999

--------------------------------------------------------------------------------

                            NUMBER                               NET
PARTY        DESCRIPTION      OF       PURCHASE    SELLING       GAIN
INVOLVED     OF ASSET    TRANSACTIONS  PRICE       PRICE         (LOSS)
--------------------------------------------------------------------------------
Putnam       *Michael Baker   258     $2,811,968  $       --    $     --
Investments,  Corporation     384     $       --  $4,006,975    $512,704
Inc.          Common Stock**


[FN]
 * Party-in-interest.
** Nonparticipant directed.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                    MICHAEL BAKER CORPORATION
                                    EMPLOYEE STOCK OWNERSHIP PLAN


Date:  June 21, 2000                /s/ CRAIG O. STUVER
                                    -------------------
                                    Craig O. Stuver
                                    Senior Vice President, Corporate
                                     Controller and Treasurer of Michael
                                     Baker Corporation, the Plan Sponsor